Filed pursuant to Rule 424(b)(5)
Registration No. 333-146428

PROSPECTUS SUPPLEMENT	(To the Prospectus Dated December 19, 2007)

3,000,000 Common Units

EV ENERGY PARTNERS, L.P.

Representing Limited Partner Interests

We are selling 3,000,000 common units of EV Energy Partners, L.P. Our common units trade on the Nasdaq Global Select Market under the symbol “EVEP.” The last reported sales price of our common units on the Nasdaq Global Select Market on February 8, 2010 was $29.54 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per Common Unit	Total
Public Offering Price	$28.08	$84,240,000
Underwriting Discounts and Commissions	$1.19	$3,570,000
Proceeds, Before Expenses, to EV Energy Partners, L.P.	$26.89	$80,670,000

The underwriters expect to deliver the common units on or about February 12, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional 450,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 3,000,000 common units in this offering.

Joint Book-Running Managers

RBC CAPITAL MARKETS	CITI	RAYMOND JAMES	WELLS FARGO SECURITIES

Co-Lead Manager

UBS INVESTMENT BANK

Co-Managers

J.P. MORGAN                    OPPENHEIMER & CO.

The date of this prospectus supplement is February 9, 2010.

Prospectus Supplement

Prospectus Supplement Summary	S-2
Risk Factors	S-10
Use of Proceeds	S-12
Capitalization	S-13
Price Range of Common Units and Distributions	S-14

Material Tax Considerations	S-15
Underwriting	S-19
Legal Matters	S-23
Experts	S-23
Where You Can Find More Information	S-24

Prospectus dated December 19, 2007

Important Notice About Information in This

Prospectus Supplement and the Accompanying Prospectus

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units and seeking offers to buy the common units only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering.

Unless the context otherwise requires, references to “EVEP,” “we,” “us,” “our” and similar terms, as well as references to the “Partnership,” are to EV Energy Partners, L.P. and all of its operating limited partnerships and subsidiaries. With respect to the cover page and in the sections entitled “Prospectus Supplement Summary — The Offering” and “Underwriting,” “we,” “our” and “us” refer only to EV Energy Partners, L.P. and not to any of our operating limited partnerships or subsidiaries. Reference to “EnerVest” refers to EnerVest, Ltd. and its partnership and other entities under common ownership. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

EV ENERGY PARTNERS, L.P.

Overview

We are a Delaware limited partnership formed in April 2006 to acquire, produce and develop oil and natural gas properties. At December 31, 2008, our properties were located in the Appalachian Basin (primarily in Ohio and West Virginia), Michigan, the Monroe Field in Northern Louisiana, Central and East Texas (which includes the Austin Chalk area), the Permian Basin, the San Juan Basin and the Mid–Continent areas in Oklahoma, Texas, Kansas and Louisiana. At December 31, 2008, our estimated net proved oil and gas reserves, as prepared by our independent reserve engineering firm, Cawley Gillespie & Associates, Inc., were 359.2 billion cubic feet of natural gas equivalent (Bcfe), consisting of 266.0 billion cubic feet (Bcf) of natural gas and 9.6 million barrels (MMBbls) of natural gas liquids and 5.9 MMBbls of oil. Approximately 94.9% of our proved reserves were classified as proved developed. Production for our first three quarters of 2009 averaged 66.0 million cubic feet of natural gas equivalent per day (MMcfe/d). Full year 2008 production averaged 55.9 MMcfe/d.

Business Strategy

Our primary business objective is to provide stability and growth in our cash distributions per unit over time. We intend to accomplish this objective by executing the following business strategies:

•

replace and increase our reserves and production over the long term by pursuing acquisitions of long–lived producing oil or natural gas properties with low decline rates, predictable production profiles and relatively low risk drilling opportunities;

•	maintain conservative levels of indebtedness to reduce risk and facilitate acquisition opportunities;

•	reduce exposure to commodity price risk through hedging;

•	establish an inventory of proved undeveloped reserves sufficient to mitigate production declines;

•	retain control over the operation of a substantial portion of our production; and

•	focus on controlling the costs of our operations.

Competitive Strengths

We believe that we are well positioned to achieve our primary business objective and to execute our strategies because of the following competitive strengths:

•	Drilling inventory. We have a substantial inventory of low risk, proved undeveloped drilling locations.

•	Long life reserves with predictable decline rates. Our properties generally have a long reserve to production index, with predictable decline rates.

•

Experienced management team. Our management is experienced in oil and natural gas acquisitions and operations. Our executive officers average over 25 years of industry experience and over ten years of experience acquiring and managing oil and natural gas properties for EnerVest partnerships.

•

Relationship with EnerVest. Our relationship with EnerVest provides us with a wide breadth of operational, technical, risk management and other expertise across a wide geographical range, which will assist us in evaluating acquisition and development opportunities.

Our Relationship with EnerVest

Our general partner is EV Energy GP, L.P., and its general partner is EV Management LLC. EV Management is a wholly owned subsidiary of EnerVest. Through our omnibus agreement, EnerVest agrees to make available its personnel to permit us to carry on our business. We therefore benefit from the technical expertise of EnerVest, which we believe would generally not otherwise be available to a company of our size.

EnerVest’s principal business is to act as general partner or manager of EnerVest partnerships, formed to acquire, explore, develop and produce oil and natural gas properties. A primary investment objective of the EnerVest partnerships is to make periodic cash distributions. EnerVest was formed in 1992, and has acquired for its own account and for the EnerVest partnerships oil and natural gas properties for a total purchase price of more than $3.2 billion, which includes over $780 million related to our acquisitions of oil and natural gas properties. EnerVest acts as an operator of over 15,000 oil and natural gas wells in 12 states. EnerVest operates wells which represented 93% of our estimated net oil and natural gas reserves as of December 31, 2008.

Our Areas of Operation

•

Appalachian Basin. We acquired our Appalachian Basin properties at our formation, and we acquired additional properties in the Appalachian Basin, primarily in West Virginia, in December 2007, September 2008 and November 2009. Our activities are concentrated in the Ohio and West Virginia areas of the Appalachian Basin. Our Ohio area properties are producing primarily from the Clinton formation and other Devonian age sands in 22 counties in Eastern Ohio and two counties in Western Pennsylvania. Our West Virginia area properties are producing primarily from the Balltown, Benson and Big Injun formations in 22 counties in North Central West Virginia and one county in Southwestern Pennsylvania. Our estimated net proved reserves as of December 31, 2008 were 53.3 Bcfe, 89% of which is natural gas. During the year ended December 31, 2008, we drilled ten wells, all of which were successfully completed as producers. EnerVest operated wells representing 97% of our estimated net proved reserves in this area, and we own an average 92% working interest in 1,401 gross producing wells.

•

Michigan. We acquired our Michigan properties in January 2007, and we acquired additional properties in Michigan in August 2008. The properties are located in the Antrim Shale reservoir in Otsego and Montmorency counties in northern Michigan. Our estimated net proved reserves as of December 31, 2008 were 53.4 Bcfe, 100% of which is natural gas. During the year ended December 31, 2008, we recompleted three wells and deepened one well, all of which were successfully completed as producers. EnerVest operated wells representing 98% of our estimated net proved reserves in this area, and we have an average 85% working interest in 373 gross producing wells.

•

Monroe Field. We acquired our Monroe Field properties at our formation, and we acquired additional properties in the Monroe Field in March 2007. The properties are located in three parishes in Northeast Louisiana. Our estimated net proved reserves as of December 31, 2008 were 71.5 Bcfe, 100% of which is natural gas. During the year ended December 31, 2008, we drilled six wells, one of which was successfully completed as a producer. Three of the remaining five wells were successfully completed in 2009. EnerVest operated wells representing 100% of our estimated net proved reserves in this area, and we own an average 100% working interest in 3,957 gross producing wells.

•

Central and East Texas. We, along with certain institutional partnerships managed by EnerVest, acquired our Central and East Texas properties in June 2007, May 2008, August 2008, July 2009 and September 2009. The properties are primarily located in the Austin Chalk formation in 12 counties in Central and East Texas, as well as Atascosa and Eastland counties in Texas. Our portion of the estimated net proved reserves as of December 31, 2008 was 40.4 Bcfe, 42% of which is natural gas. During the year ended December 31, 2008, we drilled 21 wells, all of which were successfully completed as producers. EnerVest operated wells representing 89% of our estimated net proved reserves in this area, and we own an average 17% working interest in 1,693 gross producing wells.

•

Permian Basin. We acquired our Permian Basin properties in October 2007. The properties are primarily located in the Yates, Seven Rivers, Queen, Morrow, Clear Fork and Wichita Albany formations in four counties in New Mexico and Texas. Our estimated net proved reserves as of December 31, 2008 were 50.8 Bcfe, 47% of which is natural gas. During the year ended December 31, 2008, we drilled 14 wells, all of which were successfully completed as producers. EnerVest operated wells representing 100% of our estimated net proved reserves in this area, and we own an average 89% working interest in 158 gross producing wells.

•

San Juan Basin. We acquired our San Juan Basin properties in September 2008. The properties are primarily located in Rio Arriba County, New Mexico and La Plata County, Colorado. Our estimated net proved reserves as of December 31, 2008 were 66.2 Bcfe, 55% of which is natural gas. During the year ended December 31, 2008, we drilled one well, which was successfully completed as a producer. EnerVest operated wells representing 95% of our estimated net proved reserves in this area, and we own an average 87% working interest in 186 gross producing wells.

•

Mid-Continent Area. We acquired our Mid–Continent area properties in December 2006, August 2008 and September 2008. The properties are primarily located in 25 counties in Western Oklahoma, 15 counties in Texas, four parishes in North Louisiana and six counties in Kansas. Our estimated net proved reserves as of December 31, 2008 were 23.6 Bcfe, 70% of which is natural gas. During the year ended December 31, 2008, we drilled eight wells, all of which were successfully completed as producers. EnerVest operated wells representing 42% of our estimated net proved reserves in this area, and we own an average 24% working interest in 557 gross producing wells.

Reserve Information

Oil and natural gas reserve information is derived from our reserve report prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineers. The following table summarizes information about our oil and natural gas reserves by geographic region as of December 31, 2008:

	Estimated Net Proved Reserves
	Oil (MMBbls)	Natural Gas (Bcf)	Natural Gas Liquids (MMBbls)	Bcfe	PV–10(1) ($ in millions)
Appalachian Basin	1.0	47.6	—	53.3	$88.3
Michigan	—	53.4	—	53.4	55.5
Monroe Field	—	71.5	—	71.5	64.8
Central and East Texas	2.1	16.9	1.8	40.4	65.5
Permian Basin	0.5	23.6	4.0	50.8	67.5
San Juan Basin	1.2	36.5	3.8	66.2	64.1
Mid–Continent Area	1.1	16.5	—	23.6	37.2

Total	5.9	266.0	9.6	359.2	$442.9

(1)	At December 31, 2008 our standardized measure of discounted future net cash flows as calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, Disclosures About Oil and Gas Producing Activities, was $441.9 million. Because we are a limited partnership, we made no provision for federal income taxes in the calculation of standardized measure; however, we made a provision for future obligations under the Texas gross margin tax. The present value of future net pre–tax cash flows attributable to estimated net proved reserves, discounted at 10% per annum (“PV–10”), is a computation of the standardized measure of discounted future net cash flows on a pre–tax basis. PV–10 is computed on the same basis as standardized measure but does not include a provision for federal income taxes or the Texas gross margin tax. PV–10 may be considered a non–GAAP financial measure under the SEC’s regulations. We believe PV–10 to be an important measure for evaluating the relative significance of our oil and natural gas properties. We further believe investors and creditors may utilize our PV–10 as a basis for comparison of the relative size and value of our reserves to other companies. PV–10, however, is not a substitute for the standardized measure. Our PV–10 measure and the standardized measure do not purport to present the fair value of our oil and natural gas reserves.

The table below provides a reconciliation of PV–10 to the standardized measure at December 31, 2008 (dollars in millions):

PV–10	$442.9
Future Texas gross margin taxes, discounted at 10%	(1.0)

Standardized measure	$441.9

Recent Developments

On November 17, 2009, all 3,100,000 of our subordinated units were automatically converted on a one-for-one basis into common units. The conversion occurred as a result of our satisfaction of certain financial tests required for early conversion of all of our outstanding subordinated units into common units as set forth in our partnership agreement.

On November 24, 2009, we closed on our previously announced Appalachian add-on acquisition for approximately $25 million.

On January 26, 2010, we declared a quarterly cash distribution for the quarter ended December 31, 2009 of $0.755 per common unit, or $3.02 per common unit on an annualized basis, payable on February 12, 2010 to unitholders of record at the close of business on February 5, 2010. Purchasers of the common units offered by this prospectus supplement will not receive the cash distribution for the quarter ended December 31, 2009 and, if we declare and pay a cash distribution with respect to the first quarter of 2010, will receive their first cash distribution on or about May 14, 2010.

On February 8, 2010, we announced our intention, along with certain institutional partnerships managed by EnerVest, to acquire a 46.15% interest in certain oil and natural gas properties located mainly in Ohio for approximately $152 million, subject to customary closing conditions and purchase price adjustments. We expect the acquisition to close on or before March 31, 2010.

Our Ownership and Organizational Structure

As a limited partnership, we are managed by our general partner, EV Energy GP, L.P., which in turn is managed by its general partner, EV Management, LLC. EV Management, LLC is ultimately responsible for the business and operations of our general partner and conducts our business and operations, and the board of directors and officers of EV Management, LLC make decisions on our behalf.

The chart below depicts our organizational structure and ownership of us after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional common units).

EV Energy Partners’ Ownership and Organizational Chart

*	Investment funds formed by EnCap Investments, L.P. (“EnCap”).

Non-Eligible Holders; Redemption

We currently own interests in oil and natural gas leases on federal lands, and we may acquire additional interests in oil and natural gas leases on federal lands in the future. If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. Please read “The Partnership Agreement — Non-Citizen Assignees; Redemption” on page 62 of the accompanying prospectus.

The Offering

Common units offered by EV Energy Partners, L.P.	3,000,000 common units; 3,450,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common units outstanding after this offering	26,610,313 common units; 27,060,313 common units if the underwriters exercise in full their option to purchase an additional 450,000 common units.

Use of proceeds	We will receive net proceeds from this offering of approximately $82.2 million (including our general partner’s proportionate capital contribution) and after deducting underwriting discounts and commissions and estimated offering expenses. We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to fund part of the purchase price of the recently announced Appalachian acquisition, which is expected to close by March 31, 2010. Pending the use of the proceeds for funding the closing of the Appalachian acquisition (or should such acquisition not be completed, for potential future acquisitions), we intend to use the proceeds to repay indebtedness under our existing revolving credit facility. Please read “Use of Proceeds.”

Affiliates of certain of the underwriters are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering through repayment of indebtedness under the credit facility. Please read “Underwriting.”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. On January 26, 2010, we declared a quarterly cash distribution for the quarter ended December 31, 2009 of $0.755 per common unit, or $3.02 per common unit on an annualized basis, payable on February 12, 2010 to unitholders of record at the close of business on February 5, 2010. Purchasers of the common units offered by this prospectus supplement will not receive the cash distribution for the quarter ended December 31, 2009 and, if we declare and pay a cash distribution with respect to the first quarter of 2010, will receive their first cash distribution on or about May 14, 2010.

If cash distributions exceed $0.46 per unit in any quarter, our general partner will receive increasing percentages, up to 25%, of the cash we distribute in excess of that amount. We refer to our general partner’s right to receive these higher amounts of cash as “incentive distribution rights.” Because our quarterly cash distributions currently exceed $0.46 per unit, our general partner is currently receiving its incentive distribution rights.

Estimated ratio of taxable income to distribution	We estimate that if you own the common units you purchase in this offering through December 31, 2012, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 35% of the cash distributed to you with respect to that period. Please read “Material Tax Considerations” in this prospectus supplement for the assumptions on which this estimate is based.

Exchange listing	Our common units are traded on the Nasdaq Global Select Market under the symbol “EVEP.”

RISK FACTORS

An investment in our common units involves risk. You should carefully read the following risk factors and the risk factors included under the caption “Risk Factors” beginning on page 6 of the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2008, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

Our estimates of proved reserves, which were prepared and presented under SEC rules effective for such period, may change materially as a result of new SEC rules that are effective with our first reserve report issued after January 1, 2010.

This prospectus supplement presents estimates of our proved reserves as of December 31, 2008, which estimates have been prepared and presented under the SEC rules effective for such period. The SEC has adopted new rules that are effective with our first reserve report issued after January 1, 2010 for fiscal years ending on or after December 31, 2009, which will require SEC reporting companies to prepare their reserves estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing instead of a spot price on the last day of the year. The pricing to be utilized for estimates of our reserves as of December 31, 2009 will be based on an unweighted average twelve-month Henry Hub spot price of $3.87 per MMBtu for natural gas and an average twelve-month West Texas Intermediate posted price of $61.18 per barrel (as compared to a Henry Hub spot price of $5.71 per MMBtu for natural gas and a West Texas Intermediate spot price for oil of $44.60 per barrel, at December 31, 2008).

Another impact of the SEC guidance regarding the new rules is that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This new rule and guidance may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and gas we produce.

On December 15, 2009, the U.S. Environmental Protection Agency (“EPA”) officially published its findings that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Accordingly, the EPA has proposed two sets of regulations that would require a reduction in emissions of greenhouse gases from motor vehicles and could trigger permit review for greenhouse gas emissions from certain stationary sources. In addition, on October 30, 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. Also, on June 26, 2009, the U.S. House of Representatives passed the “American Clean Energy and Security Act of 2009,” or “ACESA,” which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of greenhouse gases, including carbon dioxide and methane. ACESA would require a 17% reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80% reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emissions allowances authorizing emissions of greenhouse gases into the atmosphere. These reductions would be expected to cause the cost of allowances to escalate significantly over time. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions and the Obama Administration has indicated its support for legislation to reduce greenhouse gas emissions through an emission allowance system. At the state level, more than one-third of the states, either individually or through multi-state regional initiatives, already have begun implementing legal measures to reduce emissions of greenhouse gases. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the natural gas and other hydrocarbon products that we produce.

Significant physical effects of climatic change have the potential to damage our facilities, disrupt our production activities and cause us to incur significant costs in preparing for or responding to those effects.

In an interpretative guidance on climate change disclosures, the U.S. Securities and Exchange Commission indicates that climate change could have an effect on the severity of weather (including hurricanes and floods), sea levels, the arability of farmland, and water availability and quality. If such effects were to occur, our exploration and production operations have the potential to be adversely affected. Potential adverse effects could include damages to our facilities from powerful winds or rising waters in low-lying areas, disruption of our production activities either because of climate-related damages to our facilities in our costs of operation potentially arising from such climatic effects, less efficient or non-routine operating practices necessitated by climate effects or increased costs for insurance coverages in the aftermath of such effects. Significant physical effects of climate change could also have an indirect affect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change.

Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

The U.S. Senate and House of Representatives are currently considering bills entitled, the “Fracturing Responsibility and Awareness of Chemicals Act,” or the “FRAC Act,” that would amend the federal Safe Drinking Water Act, or the “SDWA,” to repeal an exemption from regulation for hydraulic fracturing. If enacted, the FRAC Act would amend the definition of “underground injection” in the SDWA to encompass hydraulic fracturing activities. If enacted, such a provision could require hydraulic fracturing operations to meet permitting and financial assurance requirements, adhere to certain construction specifications, fulfill monitoring, reporting, and recordkeeping obligations, and meet plugging and abandonment requirements. The FRAC Act also proposes to require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas wells and increase our costs of compliance and doing business.

USE OF PROCEEDS

We will receive net proceeds of approximately $82.2 million from the sale of 3,000,000 common units offered by this prospectus supplement (and our general partner’s proportionate capital contribution), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase 450,000 additional common units in full, we will receive additional net proceeds of approximately $12.3 million (including our general partner’s proportionate capital contribution). We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to fund part of the purchase price of the recently announced Appalachian acquisition, which is expected to close by March 31, 2010. Pending the use of the proceeds for funding the closing of the Appalachian acquisition (or should such acquisition not be completed, for potential future acquisitions), we intend to use the proceeds to repay indebtedness under our existing revolving credit facility.

At February 8, 2010, debt incurred under our revolving credit facility was approximately $302 million and was used primarily to finance acquisitions. As of September 30, 2009, interest on borrowings under our revolving credit facility had a weighted average effective interest rate of approximately 3.21%. The revolving credit facility matures on October 1, 2012.

Affiliates of certain of the underwriters are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering through repayment of indebtedness under the credit facility. Please read “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2009:

•	on a consolidated historical basis; and

•	as adjusted to reflect the offering of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read our financial statements and notes thereto that are incorporated by reference into this prospectus supplement for additional information regarding us.

	September 30, 2009
	Actual	As Adjusted for this Offering
	(In thousands)
Cash and cash equivalents	$25,365	$25,365

Debt, including current maturities:
Revolving credit facility	292,000	209,834

Total long-term debt	292,000	209,834

Owners’ equity:
Common unitholders	552,538	633,058
Subordinated unitholders	15,676	15,676
General partner interest	1,694	3,340

Total owners’ equity	569,908	652,074

Total capitalization	$861,908	$861,908

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the Nasdaq Global Select Market under the symbol “EVEP.” The last reported sales price of the common units on February 8, 2010 was $29.54. As of February 8, 2010, we had issued and outstanding 23,610,313 common units, which were held by approximately 150 unitholders of record. The following table sets forth the range of high and low sales prices of the common units on the Nasdaq Global Select Market, as well as the amount of cash distributions paid per common unit for the periods indicated.

	Price Ranges		Cash Distributions Per Unit(1)
	Low	High
Fiscal 2010
First Quarter (through February 8, 2010)	$27.24	$32.75	$	N/A	(2)

Fiscal 2009
Fourth Quarter	$22.90	$31.70		$0.755	(3)
Third Quarter	$17.57	$24.79		$0.754
Second Quarter	$14.01	$23.30		$0.753
First Quarter	$12.50	$19.66		$0.752

Fiscal 2008
Fourth Quarter	$8.78	$19.50		$0.751
Third Quarter	$16.73	$29.20		$0.750
Second Quarter	$25.10	$33.08		$0.700
First Quarter	$21.50	$34.45		$0.620

(1)	Distributions are shown in the quarter with respect to which they relate. For each of the indicated quarters for which distributions have been made, an identical per unit cash distribution was paid on any units subordinated to our common units outstanding at such time.

(2)	Cash distributions in respect of the first quarter of 2010 have not been declared or paid.

(3)	On January 26, 2010, we declared a quarterly cash distribution for the quarter ended December 31, 2009 of $0.755 per common unit, or $3.02 per common unit on an annualized basis, payable on February 12, 2010 to unitholders of record at the close of business on February 5, 2010. Purchasers of the common units offered by this prospectus supplement will not receive the cash distribution for the quarter ended December 31, 2009.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates information related to certain tax considerations, it should be read in conjunction with the risk factors included under the caption “Tax Risks to Common Unitholders” beginning on page 24 of the accompanying prospectus and with “Material Tax Consequences” beginning on page 64 of the accompanying prospectus, which provides a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units.

All prospective unitholders are encouraged to consult with their own tax advisors about the federal, state, local and foreign tax consequences particular to their own circumstances. In particular, ownership of common units by tax-exempt entities, including employee benefit plans and IRAs, and foreign investors raises issues unique to such persons. Such investors should read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on us being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service (the “IRS”) on this or any other tax matter affecting us. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the exploration, development, production, processing and transportation of oil, gas and products thereof or other types of passive income, such as dividends. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences — Partnership Status” in the accompanying prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and none of our income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax returns to the unitholders, likely causing a substantial reduction in the value of our common units.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of the closing of this offering through the record date for distributions for the period ending December 31, 2012, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 35% of the cash distributed to such unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from our operations will approximate the amount required to make distributions on all our units and other assumptions with respect to our capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law, which is subject to change, and tax reporting positions that we will adopt with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units;

•	we drill fewer well locations than we anticipate or spend less than we anticipate in connection with our drilling and completion activities contemplated in our capital budget; or

•

we make a future offering of units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depletion, depreciation or amortization for federal income tax purposes or that is depletable, depreciable, or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

Depletion Deductions

The section regarding depletion deductions that begins on page 72 of the prospectus is deleted and restated in its entirety as follows:

“Subject to the limitations on deductibility of taxable losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our natural gas and oil interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance and without the deduction under Internal Revenue Code Section 199. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between natural gas and oil production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our natural gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion and certain other deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.”

Geophysical Costs

The paragraph regarding geophysical costs on page 74 of the prospectus is deleted and restated in its entirety as follows:

“The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. This 24-month period is extended to 7 years in the case of major integrated oil companies.”

Accuracy-Related Penalties

The section regarding accuracy-related penalties on page 80 of the prospectus is deleted and restated in its entirety as follows:

“An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return: (1) for which there is, or was, “substantial authority,” or (2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss, or deduction included in the distributive share of unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from ownership of units if we were classified as a “tax shelter.” We believe we will not be classified as a tax shelter.

A substantial valuation misstatement exists if (i) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price or (iii) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement.”

Recent Legislative Developments

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress have recently considered and are considering substantive changes to the existing federal income tax laws that could affect certain publicly traded partnerships. As previously and currently proposed, we do not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect us.

On February 1, 2010, the White House released President Obama’s budget proposal for the fiscal year 2011 (the “Budget Proposal”). Among the changes contained in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain U.S. production activities, (iv) the repeal of the exception to the passive loss rules for working interests in oil and gas properties, and (v) an increase of the amortization period for geological and geophysical expenditures.

The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could increase the taxable income allocable to you and could negatively impact the value of an investment in us.

We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, and, if enacted, the effective date thereof. Any such changes could negatively impact the value of an investment in our common units.

UNDERWRITING

RBC Capital Markets Corporation, Citigroup Global Markets Inc., Raymond James & Associates, Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
RBC Capital Markets Corporation	577,500
Citigroup Global Markets Inc.	577,500
Raymond James & Associates, Inc.	577,500
Wells Fargo Securities, LLC	577,500
UBS Securities LLC	390,000
J.P. Morgan Securities Inc.	150,000
Oppenheimer & Co. Inc.	150,000

Total	3,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discount and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $0.71 per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. All compensation received by the underwriters in connection with this offering will not exceed eight percent of the gross offering proceeds.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Unit	$1.19	$1.19
Total	$3,570,000	$4,105,500

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $150,000.

Lock-Up Agreements

We, our general partner and the directors and executive officers of certain of our affiliates have agreed not to, without the prior written consent of the representatives, for a period of 60 days from the date of the prospectus supplement, directly or indirectly:

•

offer for sale, sell, pledge, announce the intention to sell or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units held by them or securities convertible into or exchangeable for common units held by them, or sell or grant options, rights or warrants with respect to any common units held by them or securities convertible into or exchangeable for common units held by them;

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common units;

•

file or cause to be filed a registration statement, including any amendments, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units (other than any registration statement on Form S-8); or

•	publicly disclose the intention to do any of the foregoing.

The restrictions described in the paragraph above do not apply to:

•	issuances of common units pursuant to any existing employee benefit plans;

•

issuances of common units directly to a seller of a business as part of the purchase price or a private placement, in each case in connection with acquisitions and capital improvements that our general partner reasonably determines will increase cash flow from operations on a per unit basis after giving effect to such issuance; or

•

distributions by EnerVest and its subsidiaries to their respective owners of our common units if the recipients of such units execute and deliver to the representatives lock-up agreements that agree to the foregoing restrictions.

We have informed the underwriters that our Chairman and Chief Executive Officer, John B. Walker, purchased 10,000 common units in this offering at the public offering price through his broker at Raymond James & Associates, Inc.

Listing

Our common units are listed on the Nasdaq Global Select Market under the symbol “EVEP.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position.

“Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships with Underwriters

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of RBC Capital Markets Corporation, Citigroup Global Markets Inc., Wells Fargo Securities, LLC (including Wachovia Bank, National Association and Wells Fargo Bank, NA) and J.P. Morgan Securities Inc. are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under the credit facility. An affiliate of Wells Fargo Securities, LLC is a limited partner of a co-investment partnership with EnerVest as the general partner. The co-investment partnership owns interests in certain existing Austin Chalk assets in which we own interests. EnerVest is compensated by the co-investment partnership for the services it provides as the general partner thereof.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 2720 of the NASD Conduct Rules (which are part of the FINRA Rules), and this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Information about our estimated net proved reserves and the future net cash flows attributable to these reserves was prepared by Cawley, Gillespie & Associates, Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

The consolidated financial statements of EV Energy Partners, L.P. and subsidiaries and the combined financial statements of the Combined Predecessor Entities incorporated by reference in this prospectus supplement from EV Energy Partners L.P.’s Current Report on Form 8-K dated December 11, 2009, and the effectiveness of EV Energy Partners L.P.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of EV Energy GP, L.P. as of December 31, 2008 incorporated in this prospectus supplement by reference from EV Energy Partners, L.P.’s Current Report on Form 8-K dated June 10, 2009 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.evenergypartners.com, all materials that we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Additionally, you can obtain information about us through the Nasdaq Global Select Market, www.nasdaq.com, on which our common units are listed.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

We incorporate by reference in this prospectus supplement the documents listed below, excluding information furnished pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit):

•	Our annual report on Form 10-K for the year ended December 31, 2008, except for items 6, 7, 8 and 15 which have been updated by our Current Report on Form 8-K filed December 11, 2009;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2009, as amended, June 30, 2009 and September 30, 2009;

•

Our current reports on Form 8-K filed March 18, 2009, April 16, 2009, June 10, 2009, June 15, 2009, September 24, 2009, September 30, 2009, November 18, 2009, December 11, 2009, December 14, 2009 and February 8, 2010;

•	The description of our common units in our registration statement on Form 8-A filed pursuant to the Securities Exchange Act of 1934 on September 15, 2006 as amended on September 20, 2006; and

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and before the termination of this offering.

You may obtain any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus supplement and the accompanying prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at http://www.evenergypartners.com, or by writing or calling us at the address set forth below. Information on our website is not incorporated into this prospectus supplement, the accompanying prospectus or our other securities filings and is not a part of this prospectus supplement or the accompanying prospectus.

EV Energy Partners, L.P.

1001 Fannin, Suite 800

Houston, TX 77002

Attention: Michael E. Mercer

Telephone: (713) 651-1114

Prospectus

$700,000,000

EV Energy Partners, L.P.

EV Energy Finance Corp.

Common Units

Debt Securities

We may offer, from time to time, in one or more series, the following securities under this prospectus:

•	common units representing limited partnership interests in EV Energy Partners, L.P.; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

EV Energy Finance Corp. may act as co-issuer of the debt securities, and all other direct or indirect subsidiaries of EV Energy Partners, L.P., other than “minor” subsidiaries as such item is interpreted in the securities regulation governing financial reporting for guarantors, may guarantee the debt securities.

Our common units are listed on the NASDAQ Global Select Market under the symbol “EVEP.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering.

You should carefully read this prospectus and any prospectus supplement before you invest. You also should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors beginning on page 6 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2007.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may offer from time to time up to $700,000,000 of our securities in one or more offerings. Each time we offer securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may include additional risk factors or other specific considerations applicable to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus carefully, including the “Risk Factors,” and our SEC reports in their entirety before investing in our common units or debt securities. You should read this prospectus and any attached prospectus supplements relating to the securities offered to you together with the additional information described under the heading “Where You Can Find More Information.”

As used in this prospectus, “EV Energy Partners,” “we,” “our,” “us” or like terms mean EV Energy Partners, L.P., or the Partnership, and its subsidiaries. References to “our general partner” or the “General Partner” refer to EV Energy GP, L.P., the general partner of the Partnership, except where otherwise indicated, and to the “Managing General Partner” refer to EV Management, LLC, the general partner of the General Partner, which effectively manages the business and affairs of the Partnership. Reference to “EnerVest” refers to EnerVest Management Partners, Ltd. and its partnerships and other entities under common ownership.

EV ENERGY PARTNERS, L.P.

We are a Delaware limited partnership formed in April 2006 by EnerVest to acquire, produce and develop oil and natural gas properties. We consummated the acquisition of our predecessors and an initial public offering of our common units on September 27, 2006. Our general partner is EV Energy GP, L.P., a Delaware limited partnership, and the general partner of our general partner is EV Management, LLC, a Delaware limited liability company.

Recent Developments

In January 2007, we acquired natural gas properties in Michigan from an institutional partnership managed by EnerVest for $71.4 million. Estimated net proved reserves attributable to these properties at December 31, 2006 were 56.3 Bcfe, all of which were natural gas. The acquisition was funded with borrowings under our credit facility.

In March 2007, we acquired additional natural gas properties in the Monroe Field in Louisiana from an institutional partnership managed by EnerVest for $95.3 million. Estimated net proved reserves attributable to these properties at December 31, 2006 were 65.2 Bcfe, all of which were natural gas. The acquisition was funded with borrowings under our credit facility.

On June 27, 2007, we acquired oil and natural gas properties in Central and East Texas from Anadarko Petroleum Corporation for $96.9 million. The acquisition was financed with borrowings under our credit facility and proceeds from the June 2007 private placement.

On October 1, 2007, we acquired, for approximately $155.8 million, oil and natural gas properties in the Permian Basin from Plantation Operating, LLC., an EnCap sponsored company. The acquisition was financed primarily with borrowings under our amended credit facility.

In February 2007, we issued 3.9 million common units to institutional investors in a private placement yielding net proceeds of 99.9 million, including a $2.0 million contribution by our general partner to maintain its 2% interest in us. We used the proceeds of this issuance to repay all of the indebtedness under our credit facility. The borrowings repaid with the proceeds of the offering represented the borrowings made to finance our acquisitions.

In June 2007, we issued an additional 3.4 million common units to institutional investors in a private placement for net proceeds of $120.0 million, including a $2.4 million contribution by our general partner to maintain its 2% interest in us. Proceeds from this issuance were primarily used to repay indebtedness outstanding under our credit facility.

On October 1, 2007, we amended our credit facility to increase our borrowing availability. Under the revised credit facility, we will have a maximum borrowing availability of $500 million, subject to a borrowing base that will initially be $275 million.

Principal Office

Our principal executive office is located at 1001 Fannin, Suite 800, Houston, TX 77002 and our telephone number is 713-651-1144.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference that are not historical facts contain “forward-looking statements.” These forward-looking statements relate to, among other things, the following:

•	our future financial and operating performance and results;

•	our business strategy;

•	market prices;

•	our future derivative financial instrument activities; and

•	our plans and forecasts.

We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words “may,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “intend,” “plan,” “budget” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other “forward-looking” information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus and the documents incorporated herein by reference, including, but not limited to:

•	fluctuations in prices of oil and natural gas;

•	future capital requirements and availability of financing;

•	estimates of reserves;

•	geological concentration of our reserves;

•	risks associated with drilling and operating wells;

•	discovery, acquisition, development and replacement of oil and natural gas reserves;

•	cash flow and liquidity;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	marketing of oil and natural gas;

•	developments in oil-producing and natural gas-producing countries;

•	competition;

•	general economic conditions;

•	governmental regulations;

•	receipt of amounts owed to us by purchasers of our production and counterparties to our derivative financial instrument contracts;

•	hedging decisions, including whether or not to enter into derivative financial instruments;

•	events similar to those of September 11, 2001;

•	actions of third party co-owners of interests in properties in which we also own an interest;

•	fluctuations in interest rates; and

•	our ability to effectively integrate companies and properties that we acquire.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated herein by reference. The risk factors and other factors noted in this prospectus and in the documents incorporated herein by reference provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please see “Risk Factors” for a discussion of certain risks of our business and an investment in our common units.

Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for oil and natural gas. Declines in oil or natural gas prices may materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower oil or natural gas prices also may reduce the amount of oil or natural gas that we can produce economically. A decline in oil and/or natural gas prices could have a material adverse effect on the estimated value and estimated quantities of our oil and natural gas reserves, our ability to fund our operations and our financial condition, cash flow, results of operations and access to capital. Historically, oil and natural gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile.

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference in evaluating an investment in EV Energy Partners, L.P. If any of the following risks were actually to occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units to pay debt service on our debt securities, the trading price of our common units or debt securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the current distribution rate under our cash distribution policy.

In order to make our cash distributions at our second quarter 2007 quarterly distribution rate of $0.50 per unit, we will require available cash of approximately $7.7 million per quarter based on the common units and subordinated units outstanding on the date of this prospectus. We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at this anticipated quarterly distribution rate under our cash distribution policy. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of oil and natural gas we produce;

•	the prices at which we sell our oil and natural gas production;

•	our ability to acquire additional oil and natural gas properties at economically attractive prices;

•	our ability to hedge commodity prices;

•	the level of our capital expenditures;

•	the level of our operating and administrative costs; and

•	the level of our interest expense, which depends of the amount of our indebtedness and the interest payable thereon.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

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the amount of cash reserves established by our general partner for the proper conduct of our business and for capital expenditures to maintain our production levels over the long-term, which may be substantial;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	the timing and collectibility of receivables; and

•	prevailing economic conditions.

As a result of these factors, the amount of cash we distribute to our unitholders may fluctuate significantly from quarter to quarter and may be less than the quarterly distribution amount that we expect to distribute.

We may be unable to integrate successfully the operations of our recent or future acquisitions with our operations and we may not realize all the anticipated benefits of the recent acquisitions or any future acquisition.

Integration of our recent acquisitions with our business and operations has been a complex, time consuming and costly process. We cannot assure you that we will achieve the desired profitability from our recent acquisitions or any other acquisitions we may complete in the future. In addition, failure to assimilate future acquisitions successfully could adversely affect our financial condition and results of operations.

Our acquisitions involve numerous risks, including:

•	operating a significantly larger combined organization and adding operations;

•	difficulties in the assimilation of the assets and operations of the acquired businesses, especially if the assets acquired are in a new business segment or geographic area;

•	the risk that oil and natural gas reserves acquired may not be of the anticipated magnitude or may not be developed as anticipated;

•	the loss of significant key employees from the acquired businesses;

•	the diversion of management’s attention from other business concerns;

•	the failure to realize expected profitability or growth;

•	the failure to realize expected synergies and cost savings;

•	coordinating geographically disparate organizations, systems and facilities; and

•	coordinating or consolidating corporate and administrative functions.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. If we consummate any future acquisition, our capitalization and results of operation may change significantly, and you may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating future acquisitions.

The amount of cash we have available for distribution to holders of our common units and subordinated units depends on our cash flows.

The amount of cash that we have available for distribution depends primarily upon our cash flows, including financial reserves and cash flows from working capital borrowing, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

If oil and natural gas prices decline significantly for a prolonged period, our cash flows from operations will decline and we may have to lower our distributions or may not be able to pay distributions at all.

Our revenue, profitability and cash flow depend upon the prices for oil and natural gas. The prices we receive for oil and natural gas production are volatile and a drop in prices can significantly affect our financial results and impede our growth, including our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms, all of which can affect our ability to pay distributions. Changes in oil and natural gas prices have a significant impact on the value of our reserves and on our cash flows. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply and demand, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and quantity of foreign imports of oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

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political and economic conditions and events in foreign oil and natural gas producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, conditions in South America and Russia, and acts of terrorism or sabotage;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity and capacity of natural gas pipelines and other transportation facilities to our production; and

•	the price and availability of alternative fuels.

Lower oil or natural gas prices may not only decrease our revenues, but also reduce the amount of oil or natural gas that we can economically produce. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carrying amount may not be recoverable or whenever management’s plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken and our ability to borrow funds under our credit facility, which may adversely affect our ability to make cash distributions to our unitholders.

Restrictions in our credit facility will limit our ability to make distributions to you and may limit our ability to capitalize on acquisitions and other business opportunities.

Our credit facility contains covenants limiting our ability to make distributions, incur indebtedness, grant liens, make acquisitions, investments or dispositions and engage in transactions with affiliates, as well as containing covenants requiring us to maintain certain financial ratios and tests.

Unless we replace the oil and natural gas reserves we produce, our revenues and production will decline, which would adversely affect our cash flows from operations and our ability to make distributions to our unitholders.

Producing reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our decline rate may change when we drill additional wells, make acquisitions and under other circumstances. Our future cash flows and income and our ability to maintain and to increase distributions to unitholders are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations. Factors that may hinder our ability to acquire additional reserves include competition, access to capital, prevailing oil and natural gas prices and the number and attractiveness of properties for sale.

Our estimated oil and natural gas reserve quantities and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or the underlying assumptions will materially affect the quantities and present value of our reserves.

Numerous uncertainties are inherent in estimating quantities of oil and natural gas reserves. Our estimates of our net proved reserve quantities are based upon reports of Cawley Gillespie & Associates, Inc., our independent petroleum engineers. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir, and these reports rely upon various assumptions, including assumptions regarding future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Over time, we may make material changes to reserve estimates taking into account the results of actual drilling and production. Any significant variance in our assumptions by actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. In addition, our wells are characterized by low production rates per well. As a result, changes in future production costs assumptions could have a significant effect on our proved reserve quantities.

The standardized measure of discounted future net cash flows of our estimated net proved reserves is not necessarily the same as the current market value of our estimated net proved reserves. We base the discounted future net cash flows from our estimated net proved reserves on prices and costs in effect on the day of the estimate. Actual prices received for production and actual costs of such production will be different than these assumptions, perhaps materially.

The timing of both our production and our incurrence of expenses in connection with the development and production of our properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. Any material inaccuracy in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our acquisition and development operations will require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, production and acquisition of oil and natural gas reserves. These expenditures will be deducted from our revenues in determining our cash available for distribution. We intend to finance our future capital expenditures with cash flows from operations, borrowings under our credit facility and the issuance of debt and equity securities. The incurrence of debt will require that a portion of our cash flows from operations be used for the payment of interest and principal on our debt, thereby reducing our ability to use cash flows to fund working capital, capital expenditures and acquisitions. Our cash flows from operations and access to capital are subject to a number of variables, including:

•	the estimated quantities of our oil and natural gas reserves;

•	the amount of oil and natural gas we produce from existing wells;

•	the prices at which we sell our production; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our credit facility decrease as a result of lower commodity prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. Our credit facility may restrict our ability to obtain new financing. If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a possible decline in our reserves and production, which could lead to a decline in our oil and natural gas reserves, and could adversely effect our business, results of operation, financial conditions and ability to make distributions to you. In addition, we may lose opportunities to acquire oil and natural gas properties and businesses.

We may incur substantial debt in the future to enable us to maintain or increase our production levels and to otherwise pursue our business plan. This debt may restrict our ability to make distributions.

Our business requires a significant amount of capital expenditures to maintain and grow production levels. If prices were to decline for an extended period of time, if the costs of our acquisition and development operations were to increase substantially, or if other events were to occur which reduced our revenues or increased our costs, we may be required to borrow significant amounts in the future to enable us to finance the expenditures necessary to replace the reserves we produce. The cost of the borrowings and our obligations to repay the borrowings will reduce amounts otherwise available for distributions to our unitholders.

Shortages of drilling rigs, equipment and crews could delay our operations and reduce our cash available for distribution.

Higher oil and natural gas prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Shortages of, or increasing costs for, experienced drilling crews and oil field equipment and services could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could reduce our revenues and cash available for distribution.

We will rely on development drilling to assist in maintaining our levels of production. If our development drilling is unsuccessful, our cash available for distributions and financial condition will be adversely affected.

Part of our business strategy will focus on drilling development wells to assist in maintaining production levels. Although we were successful in development drilling in the past, we cannot assure you that we will continue to maintain production levels through development drilling. Our drilling involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. We must incur significant expenditures to drill and complete wells. Additionally, seismic technology does not allow us to know conclusively, prior to drilling a well, that oil or natural gas is present or economically producible. The costs of drilling and completing wells are often uncertain, and it is possible that we will make substantial expenditures on development drilling and not discover reserves in commercially viable quantities. These expenditures will reduce cash available for distribution to our unitholders.

Our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	facility or equipment failure or accidents;

•	shortages or delays in the availability of drilling rigs and equipment;

•	adverse weather conditions;

•	compliance with environmental and governmental requirements;

•	title problems;

•	unusual or unexpected geological formations;

•	pipeline ruptures;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of oil or natural gas or well fluids.

Properties that we buy may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities, which could adversely affect our cash available for distribution.

One of our growth strategies is to capitalize on opportunistic acquisitions of oil and natural gas reserves. Any future acquisition will require an assessment of recoverable reserves, title, future oil and natural gas prices, operating costs, potential environmental hazards, potential tax and ERISA liabilities, and other liabilities and similar factors. Ordinarily, our review efforts are focused on the higher valued properties and are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and potential problems, such as ground water contamination and other environmental conditions and deficiencies in the mechanical integrity of equipment are not necessarily observable even when an inspection is undertaken. Any unidentified problems could result in material liabilities and costs that negatively impact our financial conditions and results of operations and our ability to make cash distributions to our unitholders.

Additional potential risks related to acquisitions include, among other things:

•	incorrect assumptions regarding the future prices of oil and natural gas or the future operating or development costs of properties acquired;

•	incorrect estimates of the oil and natural gas reserves attributable to a property we acquire;

•	an inability to integrate successfully the businesses we acquire;

•	the assumption of liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns; and

•	losses of key employees at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly.

Our hedging activities could result in financial losses or could reduce our net income, which may adversely affect our ability to pay distributions to our unitholders.

To achieve more predictable cash flows and to reduce our exposure to fluctuations in the prices of oil and natural gas, we have and may continue to enter into hedging arrangements for a significant portion of our oil and natural gas production. If we experience a sustained material interruption in our production or if we are unable to perform our drilling activity as planned, we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flows from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. Lastly, an attendant risk exists in hedging activities that the counterparty in any derivative transaction cannot or will not perform under the instrument and that we will not realize the benefit of the hedge.

Our ability to use hedging transactions to protect us from future oil and natural gas price declines will be dependent upon oil and natural gas prices at the time we enter into future hedging transactions and our future levels of hedging, and as a result our future net cash flows may be more sensitive to commodity price changes.

Our policy has been to hedge a significant portion of our near-term estimated oil and natural gas production. However, our price hedging strategy and future hedging transactions will be determined at the discretion of our general partner, which is not under an obligation to hedge a specific portion of our production. The prices at which we hedge our production in the future will be dependent upon commodities prices at the time we enter into these transactions, which may be substantially higher or lower than current oil and natural gas prices. Accordingly, our price hedging strategy may not protect us from significant declines in oil and natural gas prices received for our future production. Conversely, our hedging strategy may limit our ability to realize cash flows from commodity price increases. It is also possible that a substantially larger percentage of our future production will not be hedged as compared to the next few years, which would result in our oil and natural gas revenues becoming more sensitive to commodity price changes.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue and our ability to pay distributions to our unitholders.

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources than us. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for natural gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, these companies may have a greater ability to continue drilling activities during periods of low oil and natural gas prices, to contract for drilling equipment, to secure trained personnel, and to absorb the burden of present and future federal, state, local and other laws and regulations. The oil and natural gas industry has periodically experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. Competition has been strong in hiring experienced personnel, particularly in the accounting and financial reporting, tax and land departments. In addition, competition is strong for attractive oil and natural gas producing properties, oil and natural gas companies, and undeveloped leases and drilling rights. We may often be outbid by competitors in our attempts to acquire properties or companies. Our inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

Our business is subject to operational risks that will not be fully insured, which, if they were to occur, could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Our business activities are subject to operational risks, including:

•	damages to equipment caused by adverse weather conditions, including hurricanes and flooding;

•	facility or equipment malfunctions;

•	pipeline ruptures or spills;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of oil or natural gas or well fluids.

Any of these events could adversely affect our ability to conduct operations or cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution or other environmental contamination, loss of wells, regulatory penalties, suspension of operations, and attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

As is customary in the industry, we maintain insurance against some but not all of these risks. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition, results of operations and ability to pay distributions to our unitholders.

Our ability to make distributions to our unitholders and to pursue our business strategies may be adversely affected if we incur costs and liabilities due to a failure to comply with environmental regulations or a release of hazardous substances into the environment.

We may incur significant costs and liabilities as a result of environmental requirements applicable to the operation of our wells, gathering systems and other facilities. These costs and liabilities could arise under a wide range of federal, state and local environmental laws and regulations, including, for example:

•	the Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

•	the RCRA, and comparable state laws that impose requirements for the handling and disposal of waste from our facilities; and

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the CERCLA and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including the RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or other waste products have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our oil and natural gas exploration, production and transportation operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. Failure or delay in obtaining regulatory approvals or drilling permits could have a material adverse effect on our ability to develop our properties, and receipt of drilling permits with onerous conditions could increase our compliance costs. In addition, regulations regarding conservation practices and the protection of correlative rights affect our operations by limiting the quantity of oil and natural gas we may produce and sell.

We are subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration, production and transportation of oil and natural gas. While the cost of compliance with these laws has not been material to our operations in the past, the possibility exists that new laws, regulations or enforcement policies could be more stringent and significantly increase our compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to pay distributions to our unitholders could be adversely affected.

Increases in interest rates, which have recently experienced record lows, could adversely impact our unit price and our ability to issue additional equity and incur debt.

The credit markets recently have experienced 50 year record lows in interest rates. As the overall economy strengthens, it is possible that monetary policy will continue to tighten, resulting in higher interest rates to counter possible inflation. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, incur debt, to make acquisitions or for other purposes.

We may encounter obstacles to marketing our oil and natural gas, which could adversely impact our revenues.

The marketability of our production will depend in part upon the availability and capacity of natural gas gathering systems, pipelines and other transportation facilities owned by third parties. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. Our access to transportation options can also be affected by U.S. federal and state regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. Substantially all of our West Virginia production is processed through the Dominion Hastings plant. If this plant were to cease operations for any reason, including due to fire, explosions, severe weather conditions or terrorist attacks, we may be forced to cease production from our West Virginia properties. In addition, substantially all of our production in Michigan is processed at third party facilities. If these facilities experienced operating problems or down time, our production would be adversely effected. These factors and the availability of markets are beyond our control. If market factors dramatically change, the impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas, the value of our units and our ability to pay distributions on our units.

We may experience a temporary decline in revenues and production if we lose one of our significant customers.

To the extent any significant customer reduces the volume of its oil or natural gas purchases from us, we could experience a temporary interruption in sales of, or a lower price for, our oil and natural gas production and our revenues and cash available for distribution could decline which could adversely affect our ability to make cash distributions to our unitholders.

Our ability to make distributions will depend on our ability to successfully drill and complete wells on our properties. Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Drilling operations in the Appalachian Basin are adversely affected by seasonal weather conditions, primarily in the spring. Many municipalities in Appalachia impose weight restrictions on the paved roads that lead to our jobsites due to the muddy conditions caused by spring thaws. In addition, our Monroe Field properties in Louisiana are subject to flooding. This limits our access to these jobsites in Appalachia and the Monroe Field and our ability to service wells in these areas on a year around basis.

Risks Inherent in an Investment in Us

Sales of our common units by the selling unitholders may cause our unit price to decline.

In March and June 2007, we conducted two private placements to an aggregate of 23 investors pursuant to which we sold such investors an aggregate of 7,344,439 common units. We were obligated to register the resale of these common units and, upon effectiveness of this registration statement, such common units will become freely tradable. Those common units constitute a majority of our outstanding common units since as of September 15, 2007, we had 11,839,439 common units outstanding.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. In addition, the sale of these units could impair our ability to raise capital through the sale of additional common units.

EnerVest controls our general partner, which has sole responsibility for conducting our business and managing our operations. EnerVest, EV Investors, L.P. (“EV Investors”) and investment funds formed by EnCap Investments, L.P. (“EnCap”), which will be limited partners of our general partner, will have conflicts of interest, which may permit them to favor their own interests to your detriment.

EnerVest owns and controls our general partner and EnCap owns a 23.75% limited partnership interest in our general partner. Conflicts of interest may arise between EnerVest, EnCap and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its owners over the interests of our unitholders. These conflicts include, among others, the following situations:

•	we have acquired oil and natural gas properties from partnerships formed by EnerVest and partnerships in which EnerVest has an interest, and we may do so in the future;

•	neither our partnership agreement nor any other agreement requires EnerVest or EnCap to pursue a business strategy that favors us or to refer any business opportunity to us;

•	our general partner is allowed to take into account the interests of parties other than us, such as EnerVest and EnCap, in resolving conflicts of interest;

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our general partner determines the amount and timing of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Many of the directors and officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking out acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

In order to maintain and increase our levels of production, we will need to acquire oil and natural gas properties. Several of the officers and directors of EV Management, the general partner of our general partner, who have responsibilities for managing our operations and activities hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, Mr. Walker is Chairman and Chief Executive Officer of EV Management and President and Chief Executive Officer of EnerVest, which is in the business of acquiring oil and natural gas properties and managing the EnerVest partnerships that are in that business. Mr. Houser, President and Chief Operating Officer and a director of EV Management, is also Executive Vice President and Chief Operating Officer of EnerVest. We cannot assure you that these conflicts will be resolved in our favor. Mr. Gary R. Petersen, a director of EV Management, is also a senior managing director of EnCap, which is in the business of investing in oil and natural gas companies with independent management which in turn is in the business of acquiring oil and natural gas properties. Mr. Petersen is also a director of several oil and natural gas producing entities that are in the business of acquiring oil and natural gas properties. The existing positions of these directors and officers may give rise to fiduciary obligations that are in conflict with fiduciary obligation owed to us. The EV Management officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. Due to these existing and potential future affiliations with these and other entities, they may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that the opportunities are more appropriate for other entities which they serve and elect not to present them to us.

Neither EnerVest nor EnCap is limited in its ability to compete with us for acquisition or drilling opportunities. This could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect our ability to replace reserves, results of operations and cash available for distribution to our unitholders.

Neither our partnership agreement nor the omnibus agreement between us, EnerVest and others prohibits EnerVest, EnCap and their affiliates from owning assets or engaging in businesses that compete directly or indirectly with us. For instance, EnerVest, EnCap and their respective affiliates may acquire, develop or dispose of additional oil or natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Each of these entities is a large, established participant in the energy business, and each has significantly greater resources and experience than we have, which factors may make it more difficult for us to compete with these entities with respect to commercial activities as well as for acquisition candidates. As a result, competition from these entities could adversely impact our results of operations and accordingly cash available for distribution.

Cost reimbursements due to our general partner and its affiliates for services provided may be substantial and could reduce our cash available for distribution to you.

Pursuant to the omnibus agreement we entered into with EnerVest, our general partner and others, EnerVest will receive reimbursement for the provision of various general and administrative services for our benefit. In addition, we entered into contract operating agreements with a subsidiary of EnerVest pursuant to which the subsidiary will be the contract operator of all of the wells for which we have the right to appoint an operator. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units.

Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of EV Management, the general partner of our general partner, have a fiduciary duty to manage our general partner in a manner beneficial to its owners. Our partnership agreement contains provisions that reduce the standards to which our general partner and its affiliates would otherwise be held by state fiduciary duty laws. For example, our partnership agreement permits our general partner and its affiliates to make a number of decisions either in their individual capacities, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner and its affiliates to consider only the interests and factors that they desire, and they have no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include:

•

whether or not to exercise its right to reset the target distribution levels of its incentive distribution rights at higher levels and receive, in connection with this reset, a number of Class B units that are convertible at any time following the first anniversary of the issuance of these Class B units into common units;

•	whether or not to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether or not to exercise its registration rights; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

Our partnership agreement restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions restricting the remedies available to unitholders for actions taken by our general partner or its affiliates that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of the general partner of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (25%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or the board of directors of its general partner.

Unlike the holders of common units in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner, its general partner or the members of its board of directors, and will have no right to elect our general partner, its general partner or its board of directors on an annual or other continuing basis. The board of directors of EV Management is chosen by EnerVest, the sole member of EV Management. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have only a limited ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they will have difficulty removing our general partner without its consent.

The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Our general partner, its owners and their affiliates, and EnCap own 22.0% of our aggregate outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business management, so the removal of the general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner or EV Management, from transferring all or a portion of their respective ownership interest in our general partner or EV Management to a third party. The new owners of our general partner or EV Management would then be in a position to replace the board of directors and officers of EV Management with its own choices and thereby influence the decisions taken by the board of directors and officers.

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

EnerVest, EV Investors and EnCap may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

EnerVest, EV Investors and EnCap hold an aggregate of 3.1 million subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

We have the right to borrow to make distributions. Repayment of these borrowings will decrease cash available for future distributions, and covenants in our credit facility may restrict our ability to make distributions.

Our partnership agreement allows us to borrow to make distributions. We may make short term borrowings under our credit facility, which we refer to working capital borrowings, to make distributions. The primary purpose of these borrowings would be to mitigate the effects of short term fluctuation in our working capital that would otherwise cause volatility in our quarter to quarter distributions.

The terms of our credit facility may restrict our ability to pay distributions if we do not satisfy the financial and other covenants in the facility.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow our reserves and production.

Our partnership agreement provides that we will distribute all of our available cash each quarter. As a result, we will be dependent on the issuance of additional common units and other partnership securities and borrowings to finance our growth. A number of factors will affect our ability to issue securities and borrow money to finance growth, as well as the costs of such financings, including:

•	general economic and market conditions, including interest rates, prevailing at the time we desire to issue securities or borrow funds;

•	conditions in the oil and natural gas industry;

•	our results of operations and financial condition; and

•	prices for oil and natural gas.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitutes “control” of our business.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We will incur increased costs as a result of being an independent publicly traded company.

We have a limited history operating as an independent publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that our predecessors did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the NASDAQ, has required changes in corporate governance practices of publicly traded companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make activities more time consuming and costly. For example, as a result of our becoming a publicly traded company, the general partner of our general partner is required to have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for the general partner of our general partner to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the general partner of our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers.

If we distribute cash from capital surplus, which is analogous of a return of capital, our minimum quarterly distribution rate will be reduced proportionately, and the distribution thresholds after which the incentive distribution rights entitle our general partner to an increased percentage of distributions will be proportionately decreased.

Our cash distribution will be characterized as coming from either operating surplus or capital surplus. Operating surplus generally means amounts we receive from operating sources, such as sale of our oil and natural gas production, less operating expenditures, such as production costs and taxes, and less estimated average capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus generally means amounts we receive from non-operating sources, such as sales of properties and issuances of debt and equity securities. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 98 percent to our unitholders and two percent to our general partner, and will result in a decrease in our minimum quarterly distribution and a lower threshold for distributions on the incentive distribution rights held by our general partner.

Our partnership agreement allows us to add to operating surplus up to two times the amount of our most recent minimum quarterly distribution. As a result, a portion of this amount, which is analogous to a return of capital, may be distributed to the general partner and its affiliates, as holders of incentive distribution rights, rather than to holders of common units as a return of capital.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

Risks Related to the Debt Securities

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the debt securities, or to repurchase the debt securities upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and our subsidiaries (including reserves for future capital expenditures and for our anticipated future credit needs),

•	to comply with applicable law or any of our debt instruments or other agreements, or

•	to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters.

Although our payment obligations to our unitholders are subordinate to our payment obligations to debtholders, the value of our units will decrease in direct correlation with any decrease in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including our outstanding senior secured revolving credit facility and any future issuance of debt securities, and to fund planned capital expenditures depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations or that future borrowings will be available to us under the senior secured revolving credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The guarantees by certain of our subsidiaries of our outstanding senior secured revolving credit facility and any future issuances of debt securities could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void these subsidiary guarantees.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present saleable value of its assets was less than the amount that would be required to pay its probable liability, including contingent liabilities, on its existing debts as they become absolute and mature; or

•	it could not pay its debts as they became due.

Tax Risks to Common Unitholders

Our tax treatment depends on our status as a partnership for federal income tax purposes and not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would reduce the amount of cash available for distribution to our unitholders.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, which we refer to as the IRS, on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flows and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, in Texas, we are now subject to a new entity level tax on the portion of our income that is generated in Texas. Specifically, the Texas margin tax is imposed at a maximum effective rate of 0.7% of our total revenue that is apportioned to Texas. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution a unitholder.

The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.

An IRS contest of our federal income tax positions may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from that income.

Tax gain or loss on disposition of common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For example, an exchange of 50% of our capital and profits could occur if, in any twelve-month period, holders of our subordinated and common units sell at least 50% of the interests in our capital and profits. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income.

Unitholders may be subject to state and local taxes and tax return filing requirements in states where they do not live as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We own assets and do business in the States of Texas, Louisiana, Oklahoma, Michigan, Ohio, West Virginia, Pennsylvania, Colorado, New Mexico and Kansas. Each of these states, other than Texas, currently imposes a personal income tax. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal foreign, state and local tax returns.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general partnership purposes, which may include repayment of indebtedness and other capital expenditures and additions to working capital.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratios of earnings to fixed charges for the Partnership for the three months ended December 31, 2006 and our combined predecessors for the nine months ended September 30, 2006, and for the years ended December 31, 2005, 2004, 2003 and 2002. For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for equity income from equity method investees plus fixed charges, amortization of capitalized interest and distributed income from investees accounted for under the equity method. Fixed charges consist of interest expensed and capitalized and an estimated interest component of rent expense.

	Three Months Ending December 31, 2006	Nine Months Ending September 30, 2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	26.13	40.23	32.92	36.47	24.67	3.20

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in partnership distributions, please read this section and “How We Will Make Cash Distributions”. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement”.

Transfer Agent and Registrar

Duties. Computershare Shareholder Services, Inc. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR DEBT SECURITIES

We will issue our debt securities under an indenture among us, as issuer, the Trustee and any subsidiary guarantors. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee and any subsidiary guarantors may enter into supplements to the Indenture from time to time. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the forms of senior indenture and subordinated indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an “Indenture” refer to the particular Indenture under which we issue a series of debt securities. References in this prospectus to “Trustee” refer to the trustee that we appoint for any series of debt, as further described in “— The Trustee”.

EV Energy Partners, L.P. may issue debt securities in one or more series, and EV Energy Finance Corp. may be a co-issuer of one or more series of debt securities. EV Energy Finance Corp. was incorporated under the laws of the State of Delaware in 2007, is wholly-owned by EV Energy Partners, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to EV Energy Partners, L.P. and EV Energy Finance Corp., and the terms “EV” and “EV Finance Corp.” refer strictly to EV Energy Partners, L.P. and EV Energy Finance Corp., respectively.

General

The Debt Securities

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be general obligations of any Subsidiary Guarantors that guarantee that series; and

•	may be subordinated to our senior indebtedness, with any guarantees also being subordinated to any senior indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of our general partner and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether EV Finance Corp. will be a co-issuer of the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional Events of Default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of any debt securities not in global form or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

The Subsidiary Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by one or more Subsidiary Guarantors. If a series of debt securities is so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If no default has occurred and is continuing under the Indenture and to the extent not otherwise prohibited by the Indenture, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•

upon our delivery of a written notice to the Trustee of the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money (or a guarantee of such debt), except for any series of debt securities, other than a release resulting from a payment of such guarantees.

If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our senior indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the senior indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our senior indebtedness. See “— Subordination.”

Covenants

Reports

The Indenture contains the following covenant for the benefit of the holders of all series of debt securities:

So long as any debt securities are outstanding, we will:

•

for as long as we are required to file information with the SEC pursuant to the Securities Exchange Act of 1934, which we call the Exchange Act, file with the Trustee, within 30 days after we file with the SEC, copies of the annual reports and of the information, documents and other reports that we are required to file with the SEC pursuant to the Exchange Act; and

•

if we are not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 30 days after we would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Other Covenants

A series of debt securities may contain additional financial and other covenants applicable to us and our subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure by us or, if the series of debt securities is guaranteed by the Subsidiary Guarantors, by a Subsidiary Guarantor, to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or, if the series of debt securities is guaranteed by the Subsidiary Guarantors, of the Subsidiary Guarantors; or

•	if the series of debt securities is guaranteed by the Subsidiary Guarantors:

•	any of the guarantees by the Subsidiary Guarantors ceases to be in full force and effect, except as otherwise provided in the Indenture;

•	any of the guarantees by the Subsidiary Guarantors is declared null and void in a judicial proceeding; or

•	any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies

If an Event of Default, other than an Event of Default with respect to us described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if the series of debt securities is guaranteed by the Subsidiary Guarantors, the Subsidiary Guarantors, of the default and such default is not cured within 60 days after receipt of notice.

If an Event of Default with respect to us described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•

all existing Events of Default with respect to that series have been cured or waived, other than the nonpayment of principal, premium, if any, or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due with respect to its own debt securities, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of Event of Default

Within 30 days after the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we and any Subsidiary Guarantors are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we and any Subsidiary Guarantors have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

If an Event of Default occurs and is continuing, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium, if any, or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us or any Subsidiary Guarantor;

•	cure any ambiguity, omission, defect or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

•	add Subsidiary Guarantors with respect to the debt securities;

•	secure the debt securities or any guarantee;

•	make any change that does not adversely affect the rights under the Indenture of any holder;

•	add or appoint a successor or separate Trustee;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on any subordinated debt securities; or

•	establish the form or terms of any new series of debt securities.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce any premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change in the amendment provisions that require each holder’s consent;

•	make any change in the waiver provisions; or

•	release a Subsidiary Guarantor other than as provided in the Indenture or modify such Subsidiary Guarantor’s guarantee in any manner adverse to the holders.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders of any series of debt securities becomes effective, we are required to mail to all holders a notice briefly describing the amendment with respect to other holders. The failure to give, or any defect in, such notice to any holder, however, will not impair or affect the validity of the amendment with respect to other holders.

The holders of a majority in principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, may waive:

•	compliance by us or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

•	any past default under the Indenture; except that such majority of holders may not waive a default:

•	in the payment of principal, premium, if any, or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate certain of our obligations, including those:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities of that series;

•	to replace mutilated, destroyed, lost or stolen debt securities of that series; or

•	to maintain a registrar and paying agent in respect of the debt securities of that series.

At any time we may also affect a “covenant defeasance,” which means we have elected to terminate our obligations under or the operation of:

•	covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement;

•	the bankruptcy provisions with respect to the Subsidiary Guarantors, if any; and

•	the guarantee provision described under “— Events of Default, Remedies and Notice — Events of Default” above with respect to that series of debt securities.

If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to a Subsidiary Guarantor, if any) or sixth bullet points under “— Events of Default, Remedies and Notice — Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities. In order to exercise either defeasance option, we must:

•

irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or final maturity, as the case may be;

•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

•

deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

No Personal Liability of General Partner

EV Energy GP, L.P., our general partner, and its directors, officers, employees and partners, as such, will not be liable for:

•	any of our obligations or the obligations of any Subsidiary Guarantors under the debt securities, the Indenture or the guarantees; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Subordination

Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us (or, if the series is guaranteed, the Subsidiary Guarantors) for the repayment of borrowed money and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of the Subsidiary Guarantors), or to other obligations that are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of the Subsidiary Guarantors). Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of our Senior Indebtedness or, if applicable, of a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium, if any, or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests in us and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium, if any, or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation, unless, and until,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as brokers, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its participants and by The Nasdaq Stock Market LLC, The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, any Subsidiary Guarantors, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, any Subsidiary Guarantors, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee, any Subsidiary Guarantors or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and, in either event, a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the Trustee of its decision to require that all of the debt securities of a series be represented by certificated securities.

The Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

HOW WE WILL MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General. Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2006, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash. We define available cash in the glossary, and it generally means all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•

plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter including cash from working capital borrowings. Working capital borrowings are borrowings used solely for working capital purposes or to pay distributions to unitholders.

General Partner Interest. Initially, our general partner will be entitled to 2% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Incentive Distribution Rights. Our general partner also will hold incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 25%, of the cash we distribute from operating surplus (as defined below) in excess of $0.46 per unit per quarter. The maximum distribution percentage of 25% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution percentage of 25% does not include any distributions that our general partner may receive on common and subordinated units that it owns. Please read “— Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General. All cash we distribute to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus. We define operating surplus in the glossary, and it generally means:

•

an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units, the general partner’s 2% interest and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from interim capital transactions; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	our operating expenditures after the closing of our initial public offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating and capital expenditures.

Part of our business strategy is to limit our exposure to volatility in commodity prices by entering into hedging agreements. In general, all of the payments we make or receive under hedging agreements, including periodic settlement payments, the purchase price of put contracts and payments made or received in connection with the termination of hedging agreements, will be added or deducted in the determination of operating surplus on the date the payment is received or made. Our partnership agreement allows our general partner, with the approval of the conflicts committee of our board of directors, to allocate payments made or received under hedging agreements over multiple periods, or to exclude such payments or receipts from the calculation of operating surplus if it determines such treatment to be appropriate.

Interim Capital Transactions. Amounts we receive from interim capital transactions are not added to the amount we receive from operating sources in calculating operating surplus. We define interim capital transactions in the glossary, and it generally means the following:

•	borrowings (other than working capital borrowings);

•	sales of our equity and debt securities;

•	the termination of interest rate and commodity swap agreements; and

•

sales or other dispositions of assets for cash, other than sales of oil and gas production, disposition of assets made in connection with plugging and abandoning wells and site reclamation, sales of inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Working capital borrowings are short-term borrowings that we make in order to finance our operations or pay distributions to our partners. Working capital borrowings increase operating surplus and repayment of these borrowings decreases operating surplus.

If a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Because of fluctuations in our working capital, we may make short term working capital borrowings in order to level out our distributions from quarter to quarter.

Operating Expenditures. We define operating expenditures in the glossary, and it generally means all of our expenditures, including lease operating expenses, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments. Operating expenditures will not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	maintenance capital expenditures, but will include estimated maintenance capital expenditures;

•	expansion capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Maintenance capital expenditures are those capital expenditures required to maintain the current production levels over the long term of our oil and gas properties or maintain the current operating capacity of our other capital assets. Examples of maintenance capital expenditures include capital expenditures to bring our non-producing reserves into production, such as drilling and completion costs, enhanced recovery costs and other construction costs, and costs to acquire reserves that replace the reserves we expect to produce in the future. Well plugging and abandonment, site restoration and similar costs will also be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that we expect will increase our production of our oil and gas properties over the long term or increase the current operating capacity of our other capital assets over the long term. Examples of expansion capital expenditures include the acquisition of oil and gas properties or equipment or new exploration or development prospects, to the extent we expect that such expenditures will increase current production of our oil and gas properties over the long term. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all of any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement is put into service or the date that it is disposed of or abandoned.

Estimated Average Maintenance Capital Expenditures. Our general partner will be required to estimate the average maintenance capital expenditures we will make over the long-term, and deduct that estimate in calculating operating surplus. Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus (as described below) if we subtracted our actual maintenance capital expenditures when we calculate operating surplus. Accordingly, to eliminate the effect of these fluctuations on operating surplus, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the current production levels of our oil and gas properties over the long term or current operating capacity of our other capital assets over the long term be subtracted in calculating operating surplus each quarter as opposed to the actual amounts we spend. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of EV Management at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The deduction of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it will reduce the need to borrow under our credit facility to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•

it will reduce the likelihood that a large maintenance capital expenditure in a period will prevent the conversion of some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Miscellaneous. Amounts that we invest in certificates of deposit or securities or other temporary investments pending use in our business will not be deducted in calculating operating surplus.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to two times the amount needed for any one quarter for us to pay a distribution on all of our units we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. As a result, we may also distribute as operating surplus up to the amount of any such cash distribution or interest payments of cash we receive from non-operating sources.

Characterization of Cash Distributions. Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of our initial public offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General. Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.40 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period. Except as described below under “— Early Conversion of Subordinated Units,” the subordination period will extend until the first day of any quarter beginning after September 30, 2011 that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and the 2% general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units and the 2% general partner interest during those periods on a fully diluted basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period. When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its 2% general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units. If the tests for ending the subordination period are satisfied for any three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2009, 25% of the subordinated units will convert into an equal number of common units and if the tests for ending the subordination period are satisfied for any three consecutive, non-overlapping four quarter periods ending after September 30, 2010, an additional 25% of the subordinated units will convert into common units. The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

In addition to the early conversion of subordinated units described above, all of the subordinated units will convert into an equal number of common units if the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and the 2% general partner interest equaled or exceeded $2.00 (125% of the annualized minimum quarterly distribution) for each of the two consecutive, non-overlapping four-quarter periods ending on or after September 30, 2009;

•

the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.00 per common unit (125% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units and the 2% general partner interest during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Adjusted Operating Surplus. We define adjusted operating surplus in the glossary, and for any period it generally consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures made with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus is calculated using estimated maintenance capital expenditures, rather than actual maintenance capital expenditures and, to the extent the estimated amount for a period is less than the actual amount, the cash generated from operations during that period would be less than adjusted operating surplus.

Distributions of Available Cash from Operating Surplus during the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus after the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (13% and 23%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.46 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.50 per unit for that quarter (the “second target distribution”); and

•	thereafter, 75% to all unitholders, pro rata, and 25% to the general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•

second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 75% to all unitholders, pro rata, and 25% to the general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the date of this prospectus as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.40	98%	2%	$0.60
First Target Distribution	up to $0.46	98%	2%	up to $0.69	(1)
Second Target Distribution	above $0.46 up to $0.50	85%	15%	above $0.69 up to $0.75	(2)
Thereafter	above $0.50	75%	25%	above $0.75

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that there are 14,939,439 common units outstanding, that our general partner has a 2% interest as a general partner, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distribution Prior to Reset	General Partner Cash Distributions Prior to Reset				Distributions
			Class B Units	2% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$0.40	$5,975,776	$—	$121,955	$ —	$121,955	$6,097,731
First Target Distribution	up to $0.46	896,366	—	18,293	—	18,293	914,659
Second Target Distribution	above $0.46 up to $0.50	597,578	—	14,061	91,394	105,455	703,033
Thereafter	above $0.50	1,493,944	—	39,838	458,143	497,981	1,991,925

		$8,963,664	$—	$194,147	$549,537	$743,684	$9,707,348

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 14,939,439 common units, 915,895 Class B units outstanding, that our general partner maintains its 2% general partner interest and that the average distribution to each common unit is $0.60. The number of Class B units was calculated by dividing (x) the $549,537 received by the general partner in respect of its incentive distribution rights, or IDRs, as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.60 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distribution After Reset	General Partner Cash Distributions After Reset				Total Distributions
			Class B Units	2% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$0.60	$8,963,664	$549,537	$194,147	$—	$743,684	$9,707,348
First Target Distribution	up to $0.69	—	—	—	—	—	—
Second Target Distribution	above $0.69 up to $0.75	—	—	—	—	—	—
Thereafter	above $0.75	—	—	—	—	—	—

		$8,963,664	$549,537	$194,147	$—	$743,684	$9,707,348

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution per Unit	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.40	98%	2%
First Target Distribution	up to $0.46	98%	2%
Second Target Distribution	above $0.46 up to $0.50	85%	15%
Thereafter	above $0.50	75%	25%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

•

second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 75% being paid to the holders of units and 25% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. There may not, however, be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•

second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•

fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence; and

•	thereafter, 75% to all unitholders, pro rata, and 25% to our general partner.

The percentage interests set forth above for our general partner assume that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we did not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses. If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

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first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount they would have been if no earlier positive adjustments to the capital accounts had been made.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our cash available after expenses and reserves rather than retaining it. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash on a quarterly basis. Available cash generally means our cash receipts for our operating activities less our costs of operations and reserves established by our general partner. Please see “How We Will Make Cash Distributions — Distributions of Available Cash”.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including the following:

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The prices at which we sell our future production will be volatile and could decrease substantially. While our hedging program will reduce the effect of this volatility for several years, any prolonged decrease in commodity prices will reduce our cash available for distribution.

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If we fail to make acquisitions on economically attractive terms, we will not be able to maintain our production levels over the long-term, which will adversely effect our ability to make cash distributions.

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Our business requires a significant amount of capital expenditures to maintain our production levels over the long term. The amount of these capital expenditures could increase materially in the future, reducing the amounts that would otherwise be distributed to our unitholders. In addition, we may need to borrow to finance our capital expenditures, and our credit facility for these borrowings may contain restrictions on our ability to make distributions.

•

Our general partner will have broad discretion to establish reserves, which may be material, for the prudent conduct of our business, for capital expenditures to maintain our production levels over the long term, and for future cash distributions to our unitholders. The establishment of these reserves may result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our distribution policy.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B units issued upon the reset of incentive distribution rights, if any, voting as a single class (including common units held by EnerVest, the EnCap Partnership, EV Investors and their respective affiliates) after the subordination period has ended.

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We anticipate that our credit facility will have covenants that will restrict our ability to pay distributions while there are amounts outstanding under the facility. Immediately after the offering, we will not have any borrowings under our credit facility, but we may borrow in the future to finance acquisitions or our drilling program or for other purposes. Should we be unable to satisfy any of the financial covenants in our anticipated credit facility or if we are otherwise in default under our credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

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We have assumed that our operations will not be subject to material entity level taxation. Several states, including Texas, have adopted taxes on the income of limited partnerships. Since we will not initially own properties in Texas, we do not believe that the Texas entity level tax will materially affect our distributions. In addition, we believe that limited partnerships are not taxed at the entity level in the states in which we initially will own properties. In the future, we may acquire properties in Texas or other states that tax the income of limited partnerships.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

Effect of Making Distributions on Our Ability to Grow Our Reserves and Production

Because we will distribute our available cash quarterly, we may not have cash available to finance the growth of our reserves and production. If we pursue growth opportunities or other opportunities that require capital expenditures, we may have to borrow or issue common units or other partnership securities to finance the acquisitions or capital expenditures. General economic and market conditions, oil and gas prices, the results of our operations and other factors may limit our ability to obtain such financing or make such financing more expensive than would be the case if we retained our cash. This may limit our ability to compete for acquisition opportunities as effectively as companies that retain their cash and therefore limit our ability to grow our reserves and production.

Our Initial Distribution Rate

The board of directors of our general partner has adopted a policy pursuant to which we will declare an initial quarterly distribution of $0.40 per unit per complete quarter, or $1.60 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending December 31, 2006 and extending through the quarter ending September 30, 2007. This equates to an aggregate cash distribution of $6.1 million per quarter or $24.4 million per year, in each case based on the number of common units, subordinated units and implied general partner units outstanding at the date of this prospectus.

The table below sets forth the number of outstanding common units, subordinated units and implied general partner units on the date of this prospectus and the aggregate distribution amounts payable on such units for the periods indicated at our initial distribution rate of $0.40 per common unit per quarter ($1.60 per common unit on an annualized basis).

	Number of Units	Distributions
		One Quarter	Four Quarters
Publicly held common units	11,679,439	$4,671,776	$18,687,102
Common units held by EnerVest	44,000	17,600	70,400
Common units held by CGAS	92,304	36,922	147,686
Common units held by the EnCap partnerships	23,696	9,478	37,914

Total common units	11,839,439	4,735,776	18,943,102

Subordinated units held by EnerVest	810,030	324,012	1,296,048
Subordinated units held by CGAS	1,698,800	679,520	2,718,080
Subordinated units held by EV Investors	155,000	62,000	248,000
Subordinated units held by the EnCap partnerships	436,170	174,468	697,872

Total subordinated units	3,100,000	1,240,000	4,960,000

Implied units held by our general partner	304,887	121,955	487,819

Total units	15,244,326	$6,097,731	$24,390,921

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is available as described under “Where You Can Find More Information”. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Will Make Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences”.

Organization and Duration

Our partnership was organized in April 2006 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of acquiring, developing, producing, marketing and transporting oil and gas properties, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Will Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability”.

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

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during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B units, if any, voting as a class.

In voting their common, Class B and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement”.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets”.

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution”.

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution”.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and their affiliates, is required for the withdrawal of our general partner prior to December 31, 2016 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner”.

Removal of the general partner	Not less than 66-2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner”.

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2016. See “— Transfer of General Partner Interest”.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Please read “— Transfer of Incentive Distribution Rights”.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner”.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in five states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). At the date of this prospectus, our general partner, its owners and their affiliates, and the EnCap partnerships own approximately 22% of the outstanding common and subordinated units.

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

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the adjustments of the minimum quarterly distribution, first target distribution and second target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “How We Will Make Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels;” or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

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any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

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any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

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conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “How We Will Make Cash Distributions — Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2016 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “ — Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights”.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution”.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the date of this prospectus, our general partner, its owners and their affiliates, and the EnCap partnerships own 22.0% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner interest to another person prior to December 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, EnerVest, the EnCap partnerships and their respective affiliates may sell or transfer all or part of their partnership interests in our general partner, or their membership interest in EV Management, the general partner of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2016, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2016, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove EV Energy GP, L.P. as our general partner or otherwise change our management. If any person or group other than our general partner, EnerVest, the EnCap partnerships and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the average offering price of common units for the 20 trading days preceding the purchase; and

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the purchase.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Units”.

The general partner’s right to purchase common units pursuant to this limited call right will be subject to the general partner’s compliance with applicable securities and other laws.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities”. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	our general partner’s general partner;

•	any departing general partner;

•	any person who is or was an affiliate of or owner of an equity interest in a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding four bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner, EnerVest, EV Investors, the EnCap partnerships, our officers and directors or any of their respective affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of EV Energy GP, L.P. as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Haynes and Boone, LLP, counsel to us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based on current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to EV Energy Partners, L.P. and our operating subsidiaries.

This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens, or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs), or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to him of the ownership or disposition of our units.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Haynes and Boone, LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Haynes and Boone, LLP and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Haynes and Boone, LLP.

For the reasons described below, Haynes and Boone, LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”);

(3) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Depletion Deductions”);

(4) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of any such deduction to any unitholder (please read “— Tax Treatment of Operations — Deduction for U.S. Production Activities”); and

(5) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner in a partnership is required to take into account his share of items of income, gain, loss, and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner, unless the amount of cash distributed to him is in excess of his tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, and marketing of natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property, and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 98% of our current income constitutes qualifying income, and we expect that our mix of income in the future will be similar, but in any event more than 90% of our gross income will continue to consist of qualifying income. Based on and subject to this estimate and our expectation about future activities, the factual representations made by us, and a review of the applicable legal authorities, Haynes and Boone, LLP is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Haynes and Boone, LLP. Haynes and Boone, LLP is of the opinion, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings, court decisions, and the representations described below, that we will be classified as a partnership, and each of our operating subsidiaries will be disregarded as an entity separate from us, for federal income tax purposes.

In rendering its opinion, Haynes and Boone, LLP has relied on factual representations made by us. The representations made by us upon which Haynes and Boone, LLP has relied include:

(1) Neither we nor any of our limited liability company or partnership subsidiaries has elected or will elect to be treated as a corporation; and

(2) For each taxable year, more than 90% of our gross income will continue to consist of “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation would be tax-free to unitholders and us, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his units, and generally taxable capital gain to the extent of the excess over the unitholder’s tax basis in his units. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on the position that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of EV Energy Partners, L.P. will be treated as partners of EV Energy Partners, L.P. for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as partners, and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of EV Energy Partners, L.P. for federal income tax purposes.

Because there is no direct authority addressing the federal tax treatment of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Haynes and Boone, LLP does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss, or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses, and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gain, loss, and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his units generally will be considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “— Disposition of Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units

A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That tax basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities and generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Tax Losses

The deduction by a unitholder of his share of our taxable losses will be limited to his tax basis in his units and, in the case of an individual unitholder, an estate, a trust or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that tax basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a unitholder’s at risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the tax basis of that property.

The at risk limitation applies on an activity-by-activity basis, and in the case of natural gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s natural gas and oil properties. It is uncertain how this rule is implemented in the case of multiple natural gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.

The passive loss limitation generally provides that individuals, estates, trusts, and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted by the unitholder in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after certain other applicable limitations on deductions, including the at risk rules and the tax basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitation on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense means interest on indebtedness properly allocable to property held for investment. In general, property held for investment is property that produces passive income, such as interest, dividends, annuities, royalties, and/or capital gain or loss that is not derived in the ordinary course of a trade or business.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Taxable Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of taxable income, gain, loss, and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made on the units in excess of distributions made on the subordinated units, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss for an entire year, the loss will be allocated to our unitholders according to their percentage interests in us to the extent of their positive capital account balances.

Specified items of our income, gain, loss, and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of this offering, which assets are referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” The effect of these allocations to a unitholder who purchases units in this offering will essentially be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In the event we issue additional units or engage in certain other transactions in the future, Section 704(c) allocations will be made to all holders of partnership interests, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss, or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including: (1) his relative contributions to us;

(2) the interests of all the unitholders in economic profits and losses; (3) the interest of all the unitholders in cash flow; and (4) the rights of all the unitholders to distributions of capital upon liquidation.

Haynes and Boone, LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election,” “— Uniformity of Units” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss, or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period: (1) none of our income, gain, loss, or deduction with respect to those units would be reportable by the unitholder; (2) any cash distributions received by the unitholder with respect to those units would be fully taxable; and (3) all of these distributions would appear to be ordinary income.

Haynes and Boone, LLP has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% for gains prior to 2011 and 20% for gains recognized thereafter if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and it affects only the purchaser and not the other unitholders. Please also read, however, “— Allocation of Taxable Income, Gain, Loss, and Deduction” above. For purposes of this discussion, a unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that tax basis.

Where the remedial allocation method is adopted (which we will adopt), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Tax Treatment of Operations — Uniformity of Units.”

Although Haynes and Boone, LLP is unable to opine on the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Tax Treatment of Operations — Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in his taxable income his share of our taxable income, gain, loss, and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss, and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of our income, gain, loss, and deduction. Please read “— Disposition of Units — Tax Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of taxable losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our natural gas and oil interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between natural gas and oil production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our natural gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (IDCs) associated with wells located in the United States. IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies, and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of natural gas and oil products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (held directly or through ownership of an interest in a partnership) and that would have been included in the tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “— Disposition of Units — Recognition of Gain or Loss.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentages are 6% for qualified production activities income generated for the years 2007, 2008, and 2009; and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown, or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Taxable Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs. The cost of acquiring natural gas and oil leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs. The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs. Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (1) this offering will be borne by our existing unitholders, and (2) any other offering will be borne by our unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Tax Allocation of Income, Gain, Loss, and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Tax Allocation of Income, Gain, Loss, and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably, or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss, or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Taxable Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss, and if the unit was held by a noncorporate unitholder for more than one year, generally will be subject to tax at a rate of 15% if the sale occurs before 2011 and at a rate of 20% thereafter. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low tax basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into: (1) a short sale; (2) an offsetting notional principal contract; or (3) a futures and/or certain forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Tax Allocations Between Transferors and Transferees

In general, each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of each month; provided, however, such items for the period beginning on the closing date and ending on the last day of the month in which the option closing date or the expiration of the over-allotment option occurs shall be allocated to the unitholders as of the opening of the New York Stock Exchange on the first business day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the general partner, shall be allocated to the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which such gain or loss is recognized for federal income tax purposes.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Haynes and Boone, LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or applies to only transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases units is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in our filing two tax returns (and unitholders’ receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code. This method is consistent with the Treasury Regulations applicable to property depreciable under the accelerated cost recovery system or the modified accelerated cost recovery system, which we expect will apply to substantially all, if not all, of our depreciable property. We also intend to use this method with respect to property that we own, if any, depreciable under Section 167 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). We do not expect Section 167 to apply to a material portion, if any, of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. Our counsel, Haynes and Boone, LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts, or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling issued by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss, and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss, and deduction.

We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Haynes and Boone, LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement appoints the General Partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us: (1) the name, address, and taxpayer identification number of the beneficial owner and the nominee; (2) a statement regarding whether the beneficial owner is: a person that is not a U.S. person; a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity; (3) the amount and description of units held, acquired, or transferred for the beneficial owner; and (4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return: (1) for which there is, or was, “substantial authority,” or (2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss, or deduction included in the distributive common units of unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from ownership of units if we were classified as a “tax shelter.” We believe we will not be classified as a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions and/or limitations: accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”; for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance, or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own property in Texas, West Virginia, Louisiana, Pennsylvania and Ohio. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Haynes and Boone, LLP has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of him.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors”.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

Under this prospectus, we intend to offer our securities to the public:

•	through one or more broker-dealers;

•	through underwriters; or

•	directly to investors.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

We will pay or allow distributors’ or sellers’ commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on The NASDAQ Global Select Market;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the common units offered hereby has been passed upon for us by Haynes and Boone, LLP.

EXPERTS

The combined consolidated balance sheet of EV Energy Partners, L.P. and subsidiaries (the “Partnership”) as of December 31, 2006 (Successor), and combined balance sheets of the Combined Predecessor Entities (the “Entities”), as defined in Note 1 to the consolidated/combined financial statements, as of December 31, 2005 (Predecessor), and the related consolidated statements of operations, cash flows, and changes in owners’ equity of the Partnership for the three months ended to December 31, 2006 (Successor), and combined statements of operations, cash flows, and changes in owners’ equity of the Entities for the nine months ended September 30, 2006, and for the years ended December 31, 2005 and 2004 (Predecessor) incorporated in this prospectus by reference from the Partnership’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of revenues and direct operating expenses — assets acquired from EnerVest Energy Institutional Fund IX, L.P. and EnerVest Energy Institutional Fund IX-WI, L.P. (the “Acquisition Properties”), as defined in the purchase and sale agreements dated January 9, 2007 by the Partnership for the year ended December 31, 2006 and for the eleven-month period from February 1, 2005 to December 31, 2005 incorporated in this prospectus by reference from the Partnership’s Current Report on Form 8-K/A dated April 18, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of EnerVest Monroe Limited Partnership and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), changes in partners’ capital, and cash flows for the years then ended incorporated in this prospectus by reference from the Partnership’s Current Report on Form 8-K/A dated June 12, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of EV Energy GP, L.P. as of December 31, 2006 incorporated in this prospectus by reference from the Partnership’s Current Report on Form 8-K dated October 1, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined statements of revenues and direct operating expenses of the Anadarko Austin Chalk Operations for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent public accounting firm, and upon authority of said firm as experts in accounting and auditing. The financial statements of the Anadarko Austin Chalk Operations were prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 thereto. These financial statements are not intended to be a complete presentation of the Anadarko Austin Chalk Operations.

The information incorporated by reference in this prospectus regarding our quantities of oil and gas and future net cash flows and the present values thereof from such reserves is based on estimates of such reserves and present values prepared by Cawley, Gillespie & Associates, Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 to register the common units to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling unitholders should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC’s web site at www.sec.gov . You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our home page is located at http://www.evenergypartners.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available free of charge through our web site as soon as reasonably practicable after those reports or filings are electronically filed or furnished to the SEC. Information on our web site or any other web site is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information that we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until we close this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006

•	our Quarterly Report on Form 10-Q for the period ended March 30, 2007;

•	our Quarterly Report on Form 10-Q and Form 10-Q/A for the period ended June 30, 2007;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2007;

•

our Current Report on Form 8-K and Form 8-K/A filed for January 9, 2007, January 26, 2007, January 30, 2007, January 31, 2007, February 27, 2007, March 7, 2007, March 29, 2007, April 13, 2007, April 23 2007, May 15, 2007, June 1, 2007, June 12, 2007, June 27, 2007, July 17, 2007, August 14, 2007, September 12, 2007, September 17, 2007, October 1, 2007, October 4, 2007, November 20, 2007 and December 14, 2007; and

•	our Registration Statement on Form 8-A12B filed on September 15, 2006 as amended by Amendment No. 1 to our Registration Statement on Form 8-A12B/A filed on September 20, 2006.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described below in “Where You Can Find More Information.” Documents incorporated by reference are available from us without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the internet at:

EV Energy Partners, L.P.

1001 Fannin Street, Suite 800

Houston, Texas 77002

(713) 651-1144

Attn: Investor Relations

Internet Website: www.evenergypartners.com

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

GLOSSARY OF DEFINED TERMS

Terms used to describe how we make cash distributions

•	Adjusted operating surplus — For any period, operating surplus generated during that period is adjusted to:

(a)	decrease operating surplus by:

(1)	any net increase in working capital borrowings with respect to that period; and

(2)	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1)	any net decrease in working capital borrowings with respect to that period;

(2)	any net reduction made in later periods in cash reserves for operating expenditures initially established with respect to that period; and

(3)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) of the definition of operating surplus.

•	Available cash — For any quarter ending prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of EV Energy Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

(2)	as determined by the general partner, all cash or cash equivalents of EV Energy Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b)	less the amount of cash reserves established by our general partner to:

(1)	provide for the proper conduct of the business of EV Energy Partners, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of EV Energy Partners, L.P. and its subsidiaries) after that quarter;

(2)	comply with applicable law or any debt instrument or other agreement or obligation to which EV Energy Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters; provided, however, that our general partner may not establish cash reserves pursuant to clause (b)(3) immediately above unless our general partner has determined that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

•

Capital account — The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a general partner interest, a common unit, a subordinated unit, a Class B unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, Class B unit, incentive distribution right or other partnership interest were the only interest in EV Energy Partners, L.P. held by that partner since the date which that general partner interest, common unit, subordinated unit, Class B unit, incentive distribution right or other partnership interest was first issued.

•

Capital surplus — All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

•

Closing price — The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq National Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

•

Common unit arrearage — The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

•

Current market price — For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

•	Interim capital transactions — The following transactions if they occur prior to liquidation:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by EV Energy Partners, L.P. or any of its subsidiaries;

(b)	sales of equity interests by EV Energy Partners, L.P. or any of its subsidiaries;

(c)	sales or other voluntary or involuntary dispositions of any assets of EV Energy Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of production, inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d)	sales or other voluntary or involuntary dispositions of any assets of EV Energy Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of production, inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(e)	termination of commodity and interest rate swap agreements;

(f)	capital contributions;

(g)	corporate reorganizations or restructurings; and

(h)	sales in connection with plugging and abandoning and other reclamation activities for a well in which EV Energy Partners, L.P. or any of its subsidiaries owns an interest.

•

Operating expenditures — All of our cash expenditures and cash expenditures of our subsidiaries, including, without limitation, taxes, reimbursements of our general partner, interest payments, repayment of working capital borrowings, and non-pro rata repurchases of units, subject to the following:

(a)	Payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings, will not constitute operating expenditures.

(b)	Operating expenditures will not include:

(1)	capital expenditures made for acquisitions or for capital improvements;

(2)	payment of transaction expenses relating to interim capital transactions; or

(3)	distributions to unitholders. Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.

•	Operating surplus — For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all the units (including the subordinated units), the general partner interest and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter;

(2)	all cash receipts of EV Energy Partners, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

(3)	any decrease made during that period in cash reserves for operating expenses; and

(4)	all cash receipts of EV Energy Partners, L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b)	the sum of:

(1)	operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period;

(2)	estimated capital expenditures made for capital improvements for that period; and

(3)	the amount of cash reserves that is established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a partner of EV Energy Partners, L.P. and our subsidiaries or disbursements on behalf of a partner of EV Energy Partners, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

•	Subordination period — The subordination period will extend from the closing of the initial public offering until the first to occur of:

(a)	the first day of any quarter beginning after September 30, 2011 for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units equaled or exceeded the sum (x) of the minimum quarterly distributions on all of the outstanding common units and subordinated units and any other outstanding units that are senior or equal in right of distribution to the subordinated units plus (y) the general partner interest for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four quarter periods, immediately preceding that date equaled or exceeded the sum of (x) the minimum quarterly distributions on all of the common units, subordinated units and any other units that are senior or equal in right of distribution to the subordinated units that were outstanding during those periods on a fully diluted basis plus (y) the related distribution on the general partner interest; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the first date on which there are no longer any outstanding subordinated units because they have been converted to common units pursuant to the partnership agreement.

(c)	the date on which the general partner is removed as our general partner upon the requisite vote by holders of outstanding units under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

3,000,000 Common Units

Representing Limited

Partner Interests

EV ENERGY PARTNERS, L.P.

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

RBC CAPITAL MARKETS

CITI

RAYMOND JAMES

WELLS FARGO SECURITIES

Co-Lead Manager

UBS INVESTMENT BANK

Co-Managers

J.P. MORGAN

OPPENHEIMER & CO.

February 9, 2010